Form 10-K, Exhibit 13
period 1996-09-30
PRICE T ROWE REALTY INCOME FUND I
filed 1996-12-26
CIK 752743

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996

FELLOW PARTNERS:

Now that we have initiated the liquidation phase of your real estate portfolio, the amount of your distributions and the estimated value of a Fund unit will be influenced more by sales than by operations. As a result, we thought it appropriate to begin this report with your fourth quarter and fiscal 1996 distributions from the Fund and the estimated unit value.
      As we move forward in the process of liquidating the Fund's properties, our primary focus will shift from the production of income to the strategic positioning of the properties to maximize potential sales proceeds. Thus, while we will continue to try to keep lease rates as high as possible, we may place additional emphasis on longer-term leases with creditworthy, stable tenants who are valued by prospective purchasers because of their lower risk. It may take somewhat longer to obtain such tenants, but we believe this strategy will help us obtain higher sales prices.

Cash Distributions

For the fourth quarter ended September 30, 1996, the per-unit distribution from fiscal 1996 operations was $7.00, bringing the total for the year to $21.25. In addition, the remainder of the proceeds withheld from the sale of DuPont in 1990 are being paid to you. The $14.55 per unit from DuPont is in addition to the $17.79 you received in May from the Spring Creek sale. As indicated in the Statements of Operations on page 6, the cash distributed from both operations and sales proceeds for 1996 was higher than for the prior two years.
      In 1990, the Fund began paying a fixed quarterly distribution from operations for the first three quarters of each year in order to provide limited partners with a more predictable income stream and the Fund with sufficient reserves to cover projected capital needs. This planned rate was evaluated periodically to determine if a change were warranted, and any adjustment was made in the fourth quarter. As you know, the quarterly rate during the first nine months of fiscal 1996 was $4.75 per unit. Because the projected cash balances required to operate the portfolio going forward are lower and because of improved 1996 operating results, we increased the fourth quarter rate to $7.00.
      In fiscal 1997, we will determine cash distributions from operations each quarter based on: (1) net cash flows for the quarter; (2) money needed to operate the properties and pay Fund expenses; (3) anticipated capital needed to repair and maintain the properties and occupancy-related tenant improvements; and (4) property dispositions. This will result in variable quarterly distributions going forward.

Unit Valuation

As you know, at the end of each fiscal year we employ a third-party appraiser to review and assess the analysis and assumptions used to prepare an estimated current unit value. These valuations are not necessarily representative of the value of your units when the Fund ultimately liquidates its holdings. Nor is there any assurance that you could sell your units today at a price equal to the current estimated value.
      At September 30, 1996, the unit value of the Fund was $420. After adjusting for our November distribution, the value per unit was $398, an increase of 4.7% over our comparable valuation last year.

Results of Operations

For the 12 months ended September 30, 1996, the Fund's net income declined only 8% from the prior year, excluding the effects of property writedowns. Impairments recorded for The Business Park, Airport Perimeter, and Newport Center, plus a valuation allowance at Van Buren, net of a recovery in Spring Creek's value recorded prior to its disposition, totaled $3,115,000. This net charge was offset to a limited extent by lower depreciation associated with properties held for sale. Excluding the effect of these adjustments, the Fund had net income of $512,000 for 1996 versus net income of $555,000 for 1995. After the declines in property values, the Fund reported a net loss of $2,603,000 in 1996 compared with net income of $8,000 in 1995.
      At the property operating level, the higher average leased status at The Business Park as well as increased rental rates at Royal Biltmore and Newport Center had a positive effect on revenues. This more than offset the effect on rental income of a decline in the average leased status at Montgomery and of the absence of revenues from Spring Creek since its sale in April 1996.
      While the leased status at Airport Perimeter declined by nine percentage points over the course of the year, its average leased status (shown in the table below) and contribution to income from operations was up slightly. Based on recent communications with the Hartsfield International Airport Acquisition Office, it appears that the Atlanta Airport will be expanded and that the Fund will be forced, through condemnation proceedings, to sell this property within the next 12 to 24 months. Because of the uncertainty surrounding the condemnation, we do not believe it is in your best interests to put the property on the market. While leases on 31% of the space expire in fiscal 1997, leasing activity in the submarket is positive, and Airport Perimeter is receiving its share of interest. Since we do not anticipate any additional value impairments on this property next year, there is a good chance that Airport Perimeter will make an improved contribution to portfolio results in fiscal 1997.
      The impact of Montgomery's poor revenue performance was exacerbated by an increase in bad debt expense plus associated legal fees and depreciation resulting from the write-off of tenant improvements, primarily for those tenants who were credit problems and vacated prior to their lease expirations. We discussed our "full-floor" leasing strategy and the increasing interest in the property in last quarter's report. Our concept was to pursue leases with large users with sound credit in support of the disposition strategy. During the most recent three-month period, there was no activity for 22,000 square feet, which is the full-floor area, but we have been in contact with two potential tenants who are each interested in approximately 11,000 square feet. This would still fill our goal of large users, and we are continuing to talk with these prospects to determine their level of interest and their financial strength.
      At Springdale, the average leased status remained at 100% throughout both 1995 and 1996, and this industrial property's contribution to income from operations was again positive. After September 30, however, one tenant left, and the property is currently 92% leased. Based on the healthy market environment in Southern California, LaSalle expects to re-lease the space in the near future.
      Leasing activity at Newport Center was brisk throughout the year, as leases covering 50% of the total space were negotiated. At the end of September, 93% of the space was leased, and LaSalle is optimistic about prospects for this year because occupancy in the submarket has tightened and rental rates have firmed.
      Results at the two remaining properties in the portfolio - Royal Biltmore and Van Buren - were favorably affected because their depreciation expenses declined by $126,000 and $159,000, respectively. A property that is being held for sale is no longer depreciated under applicable accounting standards.

Disposition Update

Three offers on Royal Biltmore were received during the first week of October, and each is currently under review. We have a signed letter of intent on Van Buren and are negotiating a purchase and sale agreement, which we hope to sign by December 31. However, the closing of the sale will depend on the timing of registering three drywells on the site with the state. Van Buren is located in an area of Phoenix with broad environmental implications, but the situation does not seem to concern the prospective buyer. We have retained an environmental attorney and consultant to assist in resolving the issue and will report on the results early in 1997.

Outlook

Over the past 12 months, occupancy and rental rates in most of the regions where your properties are located stabilized or improved. In LaSalle's opinion, this trend should continue into next year. During the current fiscal year, we will continue to poise the portfolio to take advantage of the more favorable operating environment. In addition, we expect to begin actively marketing several other properties in the coming year.

      Sincerely,




      James S. Riepe
      Chairman

November 8, 1996

Real Estate Investments (Dollars in thousands)
______________________________________________________________________________
                        Leased      Average Leased         Contribution to
                        Status          Status               Net Income
                        _______    ________________      __________________
             Gross                    Years Ended            Years Ended
Property   Leasable    September     September 30,          September 30,
Name     Area(Sq. Ft.) 30, 1996    1995     1996          1995     1996
________   _________   _________ ________ ________      ________  _______

Airport
 Perimeter   120,986      71%        74%      73%      $ (250) $(1,031)
Montgomery   116,348      68         76       71           86     (376)
Springdale   144,000     100        100      100          345      332
The Business
 Park        157,153      97         88       96          (68)  (1,120)
Newport
 Center       62,411      93         94       90          182     (745)
            ________    ____       ____     ____        _____  _______
             600,898      86         86       87          295   (2,940)
Held for Sale
 Royal
  Biltmore    71,443      96         98       98          155      343
 Van Buren   173,878      92         91       92           87       36
            ________    ____       ____     ____        _____  _______
             846,219      88         88       89          537   (2,561)
Properties
 Sold              -       -          -        -         (152)     411
Fund Expenses
 Less Interest
 Income            -       -          -        -         (377)    (453)
            ________    ____       ____     ____        _____  _______
Total        846,219      88%        88%      89%      $    8  $(2,603)

REAL ESTATE HOLDINGS
September 30, 1996
(In thousands)

                                                                     Current
Property                             Date              Accumulated  Carrying
Name         Type and Location     Acquired    Cost   Depreciation   Amount
_________ ______________________   _________ ________ ____________  _________
Airport
 Perimeter  Industrial               12/85   $ 2,210           -   $  2,210
            College Park, Georgia
Montgomery  Office                   12/85    16,955      (6,964)     9,991
            Gaithersburg, Maryland
Springdale  Industrial                6/86     7,352      (2,555)     4,797
            Santa Fe Springs, California
The Business
 Park       Office/Service            8/86     6,660           -      6,660
            Gwinnett Co., Georgia
Newport
 Center     Office/Service            5/87     3,170           -      3,170
            Deerfield Beach, Florida
                                             ________    ________  ________
                                             $36,347     $(9,519)    26,828
                                             ________    ________  ________
                                             ________    ________  ________
Held for Sale
Royal
 Biltmore   Office                    1/86                            4,966
            Phoenix, Arizona
Van Buren   Industrial                7/86                            3,999
                                                                   ________
            Phoenix, Arizona
                                                                   $ 35,793
                                                                   ________
                                                                   ________

BALANCE SHEETS
(In thousands)

                                          September 30,     September 30,
                                              1996              1995
                                           ___________      ____________
Assets
Real Estate Property Investments
 Land. . . . . . . . . . . . . . . . . .  $   6,759         $  11,014
 Buildings and Improvements. . . . . . .     29,588            54,237
                                           ________          ________
                                             36,347            65,251
 Less:  Accumulated Depreciation
   and Amortization. . . . . . . . . . .    (9,519)          (24,092)
                                           ________          ________
                                             26,828            41,159
 Held for Sale . . . . . . . . . . . . .      8,965             1,226
                                           ________          ________
                                             35,793            42,385
Cash and Cash Equivalents. . . . . . . .      2,290             2,832
Accounts Receivable
 (less allowances of $175 and $85) . . .        154               292
Other Assets . . . . . . . . . . . . . .        492               624
                                           ________          ________
                                          $  38,729         $  46,133
                                           ________          ________
                                           ________          ________
Liabilities and Partners' Capital
Security Deposits and
 Prepaid Rents . . . . . . . . . . . . .  $     418         $     364
Accrued Real Estate Taxes. . . . . . . .        231               202
Accounts Payable and
 Other Accrued Expenses. . . . . . . . .        266               281
                                           ________          ________
Total Liabilities. . . . . . . . . . . .        915               847
Partners' Capital. . . . . . . . . . . .     37,814            45,286
                                           ________          ________
                                          $  38,729         $  46,133
                                           ________          ________
                                           ________          ________

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS
(In thousands except per-unit amounts)

                                             Years Ended September 30,
                                              1996     1995       1994
                                            ________ ________   ________
Revenues
Rental Income. . . . . . . . . . . . . . . $  6,067   $ 5,927   $  5,874
Interest Income. . . . . . . . . . . . . .      104       116        119
                                            _______   _______    _______
                                              6,171     6,043      5,993
                                            _______   _______    _______
Expenses
Property Operating Expenses. . . . . . . .    1,878     1,681      1,933
Real Estate Taxes. . . . . . . . . . . . .      660       632        592
Depreciation and Amortization. . . . . . .    2,562     2,681      2,779
Decline (Recovery) of
 Property Values . . . . . . . . . . . . .    3,115       547        (2)
Partnership Management Expenses. . . . . .      559       494        526
                                            _______   _______    _______
                                              8,774     6,035      5,828
                                            _______   _______    _______
Net Income (Loss). . . . . . . . . . . . . $ (2,603)  $     8   $    165
                                            _______   _______    _______
                                            _______   _______    _______
Activity per Limited Partnership Unit
Net Income (Loss). . . . . . . . . . . . . $ (25.85)  $  0.08   $   1.64
                                            _______   _______    _______
                                            _______   _______    _______
Cash Distributions Declared
  from Operations. . . . . . . . . . . . . $  21.25   $ 21.00   $  16.00
  from Sales Proceeds. . . . . . . . . . .    32.34      9.00      34.00
                                            _______   _______    _______

Total Distributions Declared . . . . . . . $  53.59   $ 30.00   $  50.00
                                            _______   _______    _______
                                            _______   _______    _______
Units Outstanding. . . . . . . . . . . . .   90,622    90,622     90,622
                                            _______   _______    _______
                                            _______   _______    _______

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF PARTNERS' CAPITAL
(In thousands)

                              General        Limited
                              Partner       Partners         Total
                             ________       ________       ________

Balance,
 September 30, 1993. . . .   $(3,313)       $54,857        $51,544
Net Income . . . . . . . .        16            149            165
Cash Distributions . . . .      (286)        (4,440)        (4,726)
                             _______        _______        _______
Balance,
 September 30, 1994. . . .    (3,583)        50,566         46,983
Net Income . . . . . . . .         1              7              8
Cash Distributions . . . .      (165)        (1,540)        (1,705)
                             _______        _______        _______
Balance,
 September 30, 1995. . . .    (3,747)        49,033         45,286
Net Loss . . . . . . . . .      (260)        (2,343)        (2,603)
Cash Distributions . . . .      (335)        (4,534)        (4,869)
                             _______        _______        _______
Balance,
 September 30, 1996. . . .   $(4,342)       $42,156        $37,814
                             _______        _______        _______
                             _______        _______        _______

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
(In thousands)

                                              Years Ended September 30,
                                              1996      1995      1994
                                            ________  ________  ________
Cash Flows from Operating Activities
Net Income (Loss). . . . . . . . . . . . . $ (2,603)  $     8   $    165
Adjustments to Reconcile Net Income
 (Loss) to Net Cash
 Provided by Operating Activities
  Depreciation and Amortization. . . . . .    2,562     2,681      2,779
  Decline (Recovery)
   of Property Values. . . . . . . . . . .    3,115       547         (2)
  Other Changes in Assets
   and Liabilities . . . . . . . . . . . .      171      (210)      (373)
                                            _______   _______    _______
 Net Cash Provided by
  Operating Activities . . . . . . . . . .    3,245     3,026      2,569
                                            _______   _______    _______
Cash Flows from Investing Activities
Proceeds from Property Disposition . . . .    1,679         -      3,379
Investments in Real Estate . . . . . . . .     (597)   (1,092)    (1,048)
                                            _______   _______    _______
Net Cash Provided by (Used in)
 Investing Activities. . . . . . . . . . .    1,082    (1,092)     2,331
                                            _______   _______    _______
Cash Flows Used in Financing Activities
Cash Distributions . . . . . . . . . . . .   (4,869)   (1,705)    (4,726)
                                            _______   _______    _______
Cash and Cash Equivalents
Net Increase (Decrease) during Year. . . .     (542)      229        174
At Beginning of Year . . . . . . . . . . .    2,832     2,603      2,429
                                            _______   _______    _______
At End of Year . . . . . . . . . . . . . . $  2,290   $ 2,832   $  2,603
                                            _______   _______    _______
                                            _______   _______    _______

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership (the "Partnership"), was formed on August 31, 1984, under the Maryland Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund I Management, Inc., is the sole General Partner. A total of 90,622 limited partnership units were issued at $1,000 per unit and remain outstanding as of September 30, 1996.
      In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 10% and 90%, respectively. Allocations to the General Partner are, in part, in lieu of separate management fees. Sale or refinancing proceeds are in general allocated, first 4% to the General Partner, next to the Limited Partners in an amount equal to their Adjusted Capital Contributions (as defined), next to the Limited Partners to provide specific returns on their Adjusted Capital Contributions, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gains on property sales are generally allocated in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.
      The partnership agreement includes provisions limiting the maximum contribution the General Partner can be required to fund upon the dissolution and termination of the Partnership if, at that time, the General Partner's capital account has a negative balance. The maximum contribution is approximately $913,000. If after making such a contribution, the General Partner's capital account still has a negative balance, a reallocation of income equal to the remaining negative balance will be made to the General Partner from the Limited Partners.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the General Partner.
      Depreciation is calculated on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.
      Cash equivalents consist of all short-term, highly liquid investments including money market mutual funds. The cost of such investments approximates fair value.
      The Partnership uses the allowance method of accounting for doubtful accounts. Provisions for uncollectible tenant receivables in the amounts of $186,000, $20,000, and $96,000 were recorded in 1996, 1995 and 1994, respectively. Bad debt expense is included in Property Operating Expenses.
      The Partnership reviews its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review may result in the Partnership recording a provision for impairment of the carrying value of its real estate property investments whenever the estimated future cash flows from a property's operations and sale are less than the property's net carrying value. The General Partner believes that the estimates and assumptions used in evaluating the carrying value of the Partnership's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.
      Rental income is recognized on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $276,000 and $435,000 at September 30, 1996 and 1995, respectively.
      Under provisions of the Internal Revenue Code and applicable state taxation codes, partnerships are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying financial statements.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As discussed in Note 1, the General Partner receives 10% of distributable cash from operations and a portion of the proceeds from property dispositions as compensation for the services rendered in managing the affairs of the Partnership. The General Partner earned $214,000, $211,000, and $161,000 from operations in fiscal 1996, 1995, and 1994, respectively. In addition, the General Partner earned $122,000, $34,000, and $128,000 in fiscal 1996, 1995, and 1994 from property dispositions.
      In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $162,000, $123,000, and $134,000 for communications and administrative services performed on behalf of the Partnership during fiscal 1996, 1995, and 1994, respectively.
      An affiliate of the General Partner earned a normal and customary fee of $4,000, $9,000, and $11,000 from the money market mutual funds in which the Partnership made its interim cash investments during fiscal 1996, 1995, and 1994, respectively.
      LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $150,000.
      An affiliate of LaSalle earned $227,000, $205,000, and $200,000 in fiscal 1996, 1995, and 1994, respectively, for property management fees and leasing commissions on tenant renewals and extensions for several of the Partnership's properties.

NOTE 4 - PROPERTY DISPOSITIONS

On January 31, 1994, the Partnership sold Corporate Square and received net proceeds of $3,379,000. The net book value of this property at the time of disposition was also $3,379,000, after accumulated depreciation and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale.
      On April 30, 1996, the Partnership sold Spring Creek and received net proceeds of $1,679,000. The net book value of this property at the time of disposition was also $1,679,000, after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale.

NOTE 5 - PROPERTY VALUATIONS

On October 1, 1995, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which changed the Partnership's method of accounting for its real estate property investments when circumstances indicate that the carrying amount of a property may not be recoverable. Measurement of an impairment loss on an operating property is now based on the estimated fair value of the property, which becomes the property's new cost basis, rather than the sum of expected future cash flows. Properties held for sale continue to be reflected at the lower of historical cost or estimated fair value less anticipated selling costs. In addition, properties held for sale are no longer depreciated.
      Based upon a review of current market conditions, estimated holding period, and future performance expectations of each Partnership property, the General Partner has determined that the net carrying value of certain Partnership properties held for operations may not be fully recoverable. Charges recognized for such impairments aggregated $3,189,000 in fiscal 1996, $354,000 in fiscal 1995, and $365,000 in fiscal 1994.
      The General Partner has approved a plan of disposition for and is actively marketing the Royal Biltmore and Van Buren properties, the carrying amounts of which are classified as held for sale in the accompanying September 30, 1996 balance sheet. Results of operations for Royal Biltmore, Van Buren and properties sold are summarized below for each of the fiscal years ended September 30:


                                        1996        1995        1994
                                      ________    ________    ________

Recovery (Decline) of
  Property Values. . . . . . . . . . $  74,000   $(193,000)  $ 368,000
Other Components of
  Operating Income . . . . . . . . .   716,000     284,000     236,000
                                      ________    ________    ________
Results of Operations. . . . . . . . $ 790,000   $  91,000   $ 604,000
                                      ________    ________    ________
                                      ________    ________    ________

NOTE 6 - LEASES

Future minimum rentals to be received by the Partnership under noncancelable operating leases in effect as of September 30, 1996, are:

                              Fiscal Year        (in thousands)
                              ___________

                              1997               $   4,794
                              1998                   3,394
                              1999                   1,946
                              2000                   1,293
                              2001                     650
                              Thereafter               818
                                                   _______
                              Total              $  12,895
                                                   _______
                                                   _______

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 2, the Partnership has not provided for an income tax liability; however, certain timing differences exist between amounts reported for financial reporting and federal income tax purposes. These differences are summarized below for years ended September 30:

                                        1996        1995        1994
                                      ________    ________    ________
                                               (in thousands)

Book net income (loss) . . . . . . . $  (2,603)  $       8   $     165
Allowances for
  property valuations. . . . . . . .     3,115         547          (2)
Tax basis loss on
  property sale. . . . . . . . . . .    (1,296)          -      (3,133)
Other. . . . . . . . . . . . . . . .       152          58          32
                                      ________    ________    ________
Taxable income (loss). . . . . . . . $    (632)  $     613   $  (2,938)
                                      ________    ________    ________
                                      ________    ________    ________

NOTE 8 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $21.55 per unit to Limited Partners of the Partnership as of the close of business on September 30, 1996. The distribution totals $2,078,000 and represents $7.00 per unit of cash available for distribution from operations and $14.55 per unit from previously retained proceeds from the sale of Dupont Business Park. The Limited Partners will receive $1,953,000, and the General Partner will receive $125,000.

INDEPENDENT AUDITORS' REPORT

To the Partners
T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership:

We have audited the accompanying balance sheets of T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership, as of September 30, 1996 and 1995, and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended September 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership as of September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Chicago, Illinois
October 23, 1996